Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

January 31, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

McGraw-Hill Global Education Holdings, LLC

McGraw-Hill Global Education Finance, Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, McGraw-Hill Global Education Holdings, LLC, a Delaware limited liability company, and McGraw-Hill Global Education Finance, Inc., a Delaware corporation (together, the “Issuers”), McGraw-Hill Global Education Intermediate Holdings, LLC (“MHGE Intermediate”) and certain of the subsidiaries of the Issuers (together with MHGE Intermediate, the “Guarantors”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”), in connection with the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer to exchange $800,000,000 aggregate principal amount of the Issuers’ 9.75% First-Priority Senior Secured Notes due 2021 and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes and guarantees that were issued in a transaction exempt from registration under the Securities Act.

The Issuers have informed us that the filing fee in the amount of $103,040 was wired to the Securities and Exchange Commission’s account at U.S. Bank.

Should you have any questions regarding the Registration Statement, please feel free to contact Catherine Goodall at (212) 373-3919 or cgoodall@paulweiss.com or the undersigned at (212) 373-3265 or dhildreth@paulweiss.com.

Very truly yours,

/s/ Danielle Hildreth

Danielle Hildreth

cc:	David Stafford

david.stafford@mheducation.com

McGraw-Hill Education

Catherine Goodall, Esq.

cgoodall@paulweiss.com

Paul, Weiss, Rifkind, Wharton & Garrison LLP